March 2, 2009

VIA EDGAR

Linda Van Doorn

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alesco Financial Inc. Form 10-K for the year ended December 31, 2007 Definitive Proxy Statement on Schedule 14A filed on April 29, 2008
Form 10-Q for the quarter ended September 30, 2008 File No. 001-32026

Dear Ms. Van Doorn:

On behalf of our client, Alesco Financial Inc. (the “Company”), we are transmitting for filing the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated February 17, 2009, to Mr. James J. McEntee, III of the Company. For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the year ended December 31, 2007

Item 9A Controls and Procedures, page 89

1.	We note your response to comment 2; however we are reissuing our comment in part since you did not confirm whether management’s assessment of the effectiveness or your internal controls over financial reporting was that they were effective or ineffective. Please note that you stated that your internal controls over financial reporting were “operating effectively” rather than that they were “effective.” Please clarify.

Response:

The Company confirms that its management concluded that the Company’s internal controls over financial reporting were effective at December 31, 2007.

Consolidated Statements of Income (Loss), Page F-4

2.	We note your response to comment 3; you state that in future filings you will remove the subtotal titled “Income before interest and other income, minority interest and taxes” and present the amounts under a heading titled “Non-operating Income and Expenses.” Since presenting non-operating income and expenses is not consistent with Article 9 of Regulation S-X, we do not believe it is appropriate to label the amounts as such.

Securities and Exchange Commission

March 2, 2009

Response:

In future filings, the Company will remove this subtotal and present the amounts under a heading titled “Other Income and Expenses.”

Note 2: Summary of Significant Accounting Policies, page F-9

3.	We have read your response to comment 5. Please clarify how you considered the guidance in SFAS 5 as it relates to the costs that you may incur from your obligation to reacquire loans from the securitization which is accounted for as a financing. Such costs may include any missed interest payments, any premium paid by the investor for the loan, and any amounts paid to the investor for the remaining principal balance that are above the fair value of the loan.

Response:

Pursuant to paragraph 8 of SFAS 5, the Company concluded that it was not probable that any liabilities had been incurred in connection with the potential obligation to repurchase securitized mortgages. Prior to the transaction, the Depositor of the securitization trust performed detailed due diligence procedures over the individual loans that were to be included in the securitization trust. The purpose of the due diligence procedures was to ensure that all loans included in the securitization trust were in compliance with all securitization trust eligibility criteria. Any loans that were not in compliance with the securitization trust’s eligibility criteria were not included within the final population of securitized loans. Based on the results of the due diligence process, and the Company’s assessment at each reporting period, the Company determined that it was not probable that the Company would be required to repurchase loans in the future and therefore, no liability was recorded in the Company’s financial statements. We note that as of the date of this letter that the Company has not incurred such costs and have not been required to repurchase loans from the securitization trust.

Note 4: Loans, page F-19

4.	We note your response to comment 6; in future filings please explicitly state, if true, that you have the intent and ability to hold your loan investments for the foreseeable future or until expected payoff/maturity and expand your disclosure to discuss your reasons for this conclusion.

Response:

In future filings, for all loans held for investment the Company will explicitly disclose its intent and ability to hold its loan investments for the foreseeable future or until expected payoff/maturity. The Company will expand its disclosure to include the reasons for any such conclusion.

Securities and Exchange Commission

March 2, 2009

Note 8: Stock-Based Compensation, page F-29

5.	We note your response to comment 8; you state that the restricted share awards do not have disincentives for nonperformance other than forfeiture of the award by the counterparty and therefore, you measure the fair value of the award when the performance is completed by the counterparty. We note that footnote 3 of EITF 96-18 states that a performance commitment is a commitment under which performance by the counterparty to earn the equity instruments is probable because of sufficiently large disincentives for nonperformance, and that the disincentives must result from the relationship between the issuer and the counterparty. Please further tell us how you considered the relationship between you and the counterparty, certain officers and key employees of Cohen, outside of the restricted stock award arrangements when determining whether performance was probable due to large disincentives for nonperformance. It appears that you have other arrangements (i.e. a management agreement) with the counterparty that may be impacted by nonperformance. Please explain.

Response:

The Company has reviewed each of its contractual arrangements with Cohen, including the external management contract and collateral management contracts of the Company’s consolidated CDO entities, and has determined that no sufficiently large disincentives for nonperformance exist. The restricted share agreements and the other contractual arrangements mentioned above do not require Cohen to pay any significant penalties to the Company in the event of nonperformance.

* * * *

We trust that we have been responsive to the Staff’s comments. Should you require additional information, or if you have any questions about the contents of this letter, please do not hesitate to contact me at (212) 878-8526.

Sincerely,

/s/ Kathleen L. Werner
Kathleen L. Werner

cc:	James J. McEntee, III—Alesco Financial Inc.

William J. Kane—Ernst & Young LLP